FEDERAL INSURANCE COMPANY

Endorsement No: 8

Bond Number: 70437137

NAME OF ASSURED: COTTONWOOD MUTUAL FUNDS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

COTTONWOOD MUTUAL FUNDS
HAGIN KEYSTONE MARKET NEUTRAL FUND
ARMOUR TACTICAL FLEX FUND
CLIFFORD CAPITAL PARTNERS FUND

This Endorsement applies to loss discovered after 12:01 a.m. on December 23, 2013.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 13, 2013

By ______________________
Authorized Representative